UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

QUEST CAPITAL CORP.
(Exact name of registrant as specified in its charter)

British Columbia	Not Applicable
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 300, 570 Granville Street
Vancouver, British Columbia, Canada	V6C 3P1
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange of which each class is to be
registered

Common Shares, No Par Value	The American Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Item 1.     Description of Registrant’s Securities to be Registered.

The securities to be registered consist of common shares, without par value of Quest Capital Corp. (“Quest”). Quest’s authorized capital consists of an unlimited number of common shares and first preferred shares and second preferred shares, in each case without par value. Quest has not issued any of its first preferred shares or second preferred shares to date.

Quest is a company amalgamated under the Business Corporations Act (British Columbia) (the “B.C. Business Corporations Act”). The rights and restrictions applicable to Quest’s common shares, as described below, are governed by the provisions of Quest’s Notice of Articles and Articles and the B.C. Business Corporations Act:

Dividend Rights

The holders of Quest’s common shares are entitled to receive dividends, subject to the rights of holders of any class of Quest’s preferred shares. Quest’s ability to pay dividends on its common shares is limited by provisions of the B.C. Business Corporation’s Act which prohibit the payment of dividends in circumstances where Quest reasonably believes that Quest is insolvent or the payment of the dividend would render Quest insolvent. Quest’s board of directors has the power to set and declare dividends. Quest has not paid any dividends on its common shares to date and has no immediate plans to declare such dividends.

Voting Rights

The holders of Quest’s common shares are entitled to one vote per share. The holders of Quest’s common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the common shares at the meetings.

Holders of Quest’s first preferred shares are also entitled to exercise voting rights, as described below under “Preferred Shares”.

Liquidation Rights

The holders of Quest’s common shares are entitled to receive, on a pro rata basis, all of the assets remaining after Quest has paid out its liabilities in the event of the liquidation, dissolution or winding-up of Quest, subject to the rights of the holders of any class of Quest’s preferred shares.

Pre-emption Rights

The holders of Quest’s common shares are not entitled to any pre-emptive rights to purchase or otherwise acquire any additional class of shares of Quest.

Liability to Further Calls or Assessments

Quest’s common shares are not subject to any call or assessment, all having been issued as fully paid and non-assessable.

Discriminating Provisions

There are no provisions of Quest’s Notice of Articles or Articles that would discriminate against any existing or prospective holder of Quest’s common share as a result of such security holder owning a substantial amount of Quest’s securities.

Preferred Shares

Quest’s first preferred shares and second preferred shares may be issued in one or more series. The directors of Quest may by resolution of the directors before the issue of any series alter Quest's Notice of Articles to fix the number of preferred shares in a series and create, attach and define special rights such as payment of dividends and rights of redemption, conversion and retraction. Holders of first preferred shares shall be entitled to one vote in respect of each first preferred share held at general meetings. Holders of second preferred shares shall not be entitled as such to vote at any general meeting of Quest’s shareholders. Holders of first preferred shares of each series rank on a parity with the first preferred shares of every other series and are entitled to preference over the second preferred shares and Quest’s common shares. Holders of second preferred shares of each series rank on a parity with the second preferred shares of every other series and are entitled to preference over the common shares.

Item 2.     Exhibits

The following exhibits are filed as part of this Registration Statement.

Exhibit Number	Description of Exhibit
1.1	Certificate of Amalgamation dated April 6, 1984(1)
1.2	Certificate of Change of Name dated June 30, 2003(1)
1.3	Memorandum (Notice of Articles) and Articles of Quest Capital Corp.(1)
1.4	Notice of Articles and Amended and Restated Articles filed May 2, 2005(2)

(1)	Filed as an exhibit to the Annual Report on Form 20-F of Quest Capital Inc. for the fiscal year ended December 31, 2003.

(2)	Filed as an exhibit to the Annual Report on Form 20-F of Quest Capital Inc. for the fiscal year ended December 31, 2004.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: November 2, 2005

QUEST CAPITAL CORP.

By:	/s/ Brian E. Bayley
BRIAN E. BAYLEY
President and Director
(Principal Executive Officer)